October 2, 2020
Division of Corporation Finance
Office of Life Sciences
Securities and Exchange Commission
100 F Street, N.E.
Washington, DC 20549
Re: Ontrak, Inc.
Registration Statement on Form S-3
File No. 333-248770
Ladies and Gentlemen:

Ontrak, Inc. hereby requests that the effective date and time of the above referenced Registration Statement be accelerated to 5:00 pm on October 6, 2020 or as soon thereafter as practicable, pursuant to Rule 461 of the Securities Act of 1933, as amended.
Very truly yours,
ONTRAK, INC.

By: /s/ Brandon H. LaVerne_______________
Name: Brandon H. LaVerne
Title: Chief Financial Officer